4

  _____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 52 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________


     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 131 Press release jointly issued by KCPL and Western Resources on January 15, 1997.


                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:     /s/ Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate
Services

Dated:  January 16, 1997


                          EXHIBIT INDEX


Exhibit No.
                    Description                          Page

Exhibit 131         Press release jointly issued by KCPL and
          Western   Resources on January 15, 1997.


Media Contacts:                Media Contact:
Pam Levetzow  (816)556-2926    Michel' J. Philipp (913)575-1927
Phyllis Desbien (816)556-2903  news@wstnres.com

Investor Contact:              Investor Contact:
David Myers  (816) 556-2312    Rick Kready (913) 565-8226




                       JOINT NEWS RELEASE

                     KCPL, WESTERN RESOURCES
                 CONTINUE WORK TOWARD AGREEMENT

               TENDER OFFER EXTENDED TO FEBRUARY 5


     KANSAS CITY, Missouri, and TOPEKA, Kansas, January 15, 1997 (6:00 p.m. CST) -- Kansas City Power & Light Company (NYSE:KLT) and Western Resources, Inc. (NYSE:WR) said today that substantive merger negotiations are continuing between the two companies.
     As a result of the positive dialogue between the companies, Western Resources is extending the expiration date of its tender offer to 5 p.m. EST, February 5, 1997, and will continue to refrain from actively soliciting tenders of KCPL shares.
     Although there can be no assurance that any agreement will result from such negotiations, if a definitive merger agreement is reached on or prior to February 5, it is Western Resources' intention to terminate its tender offer at such time and proceed with the merger.
     As of 5 p.m. EST January 15, 1997, 30.2 million shares of KCPL (or approximately 49 percent of the total outstanding shares) had been tendered to Western Resources.